EXHIBIT A
September 24, 2007
Michael E. Batten
Chairman and Chief Executive Officer
Twin Disc, Incorporated
1328 Racine Street
Racine, WI 53403
Dear Mike:
Your press release dated September 12, 2007 contained certain statements which we believe are highly misleading and appear to be an attempt to distract shareholders from our concerns that Twin Disc, Inc. (“Twin”) is not being run in the best long-term interests of its shareholders. Specifically:
Your release states that Twin does not want to incur debt “in order to satisfy the short-term objectives of certain investors.....” We are not sure which investors you are referring to because, as you are well aware, Clarus has been an investor in Twin for over 3 years, so any implication that we are short-term oriented is unfounded and ridiculous. On many occasions we have expressed our concern about Twin’s suboptimal balance sheet. In order to solve this problem, we have suggested that the company incur a more appropriate amount of debt and use the proceeds to repurchase its shares. Such a transaction would provide long-term benefits to shareholders in the form of E.P.S. accretion and a more tax efficient capital structure. There is an appropriate amount of debt that every industrial company should utilize and we believe you are doing a major disservice to Twin shareholders by having such an underlevered balance sheet.
2) Your release states that under Clarus’ proposed buyback, Twin would “purchase additional shares of its stock – purchases that Mr. Fields previously suggested should come from significant shareholders such as Clarus Capital.” Your implication that Clarus is currently interested in selling shares is incorrect. As our 13D clearly indicated, over the past three months (which covers the period during which Twin has initiated its buybacks) Clarus has been buying, not selling, shares of Twin. Sadly, the same cannot be said for certain members of your Board of Directors (the “Board”) who have been selling their shares of Twin.
It appears your Board has rejected our proposal to hire an investment bank to explore alternatives to enhance shareholder value. We find it ironic that members of the same Board who rejected our proposal (presumably in favor of your value creation plan) are themselves selling shares of Twin. Twin’s Board is currently contemplating issues that are critical to shareholders. With some of these Board directors continuing to reduce their already limited ownership of Twin stock, one might wonder whether these directors are truly motivated to make decisions that are in the best interests of all shareholders.
3) Your release notes that Twin’s stock appreciated significantly in the past year. While this is factually correct, it is frankly irrelevant. The issue that the Board must address is whether today Twin remains significantly undervalued and if so, what should be done to maximize shareholder value.

On July 30, 2007, Twin’s stock price closed at $64.60 per share. The following morning Twin announced a stock buyback. In announcing the buyback you stated that repurchasing stock “is an excellent use of our capital.” Considering Twin’s stock price is now almost 15% lower than it was when you announced this first buyback, isn’t buying back additional shares now (as we are suggesting) an even better use of Twin’s capital than it was in July?
Furthermore, we assume the Board authorized the buyback because it felt the company’s stock was undervalued at $64.60 per share. With the stock now down significantly in the ensuing eight weeks (a period during which most U.S. stock indices have appreciated) with no major change in the company’s underlying business, isn’t it logical to assume that the company’s stock is even more undervalued today than it was in July? If so, one should question whether, regardless of its performance, Twin will ever receive an appropriate valuation in the public markets considering the company’s small market capitalization, illiquid stock and lack of analyst coverage. We are skeptical of the company’s ability to achieve an appropriate valuation in the public markets, which is why we suggested you hire advisors to evaluate a possible sale of the company. While we understand you are trying to create shareholder value by increasing the company’s awareness in the investment community, you have been CEO of Twin for over 20 years and to date have made little progress in this area. Furthermore, we doubt that whatever value you may be able to create through increased public awareness would equal the value created for Twin’s shareholders by selling the entire company today.
Some observers question your desire to truly maximize shareholder value. They suspect that you, who have already amassed significant personal wealth, may be more interested in keeping Twin as a family run business so that your son, who is currently an employee of the company and a Board member, can one day run the company. Furthermore, some observers wonder why Twin remains publicly traded (and continues to incur significant public company costs at the expense of its shareholders) since it is unlikely to need additional equity, has a limited public float, and has limited analyst coverage. We are reserving judgment on your true motives for now, but we hope that in the very near future you will prove these observers wrong and take the appropriate steps necessary to fully maximize shareholder value.
We are Twin’s third largest shareholder, we have been shareholders for several years and we own significantly more stock than do all of the company’s independent Board directors combined. We also do not have any relatives working at the company, so it should be clear that we, more than virtually anyone else, are incentivized to ensure that Twin is being operated in the best long-term interests of all shareholders.
Your release seemed designed, in part, to discredit our firm; however, we are sure Twin shareholders would much prefer that you focus on your primary responsibility of enhancing shareholder value. We believe Twin’s stock has been significantly undervalued for some time. Presumably you agree since its stock is currently trading well below the price at which it was trading when you announced a stock buyback last July. Perhaps this means your plan to create shareholder value through increased public awareness has not been successful. Perhaps, as we have suggested, Twin will never achieve an appropriate valuation in the public markets. We are asking the Board to seek the advice of an investment bank regarding how to maximize shareholder value because of the continuing undervaluation of Twin's stock and because we believe there are parties who are interested in acquiring Twin at a significant premium to its current stock price. Such advice could be obtained without disrupting the company’s operations and at relatively minimal expense. An investment bank would either suggest that the Board sell all or part of the company (as we are advocating) or that the company should remain as is (as you, and presumably your son, are advocating). Either way, Twin shareholders would benefit from knowing that a sophisticated and unbiased party was advising the Board as to how shareholders would best be served. Given the importance of such a decision and your publicly stated commitment to maximize shareholder value, your shareholders deserve an answer as to why the Board would hesitate to get such advice. We remain committed to looking after the best interests of all Twin shareholders. If you would like to discuss this in further detail, I can be reached at (212) 808-7330.
Sincerely,
Ephraim Fields